Exhibit 4.4

[Translation from Hebrew]

WRITTEN RESOLUTION OF THE BOARD OF DIRECTORS OF
AREL COMMUNICATIONS AND SOFTWARE LTD.

Resolved in accordance with the resolution of the Board of Directors in the meeting held on July 30, 1998 and approved by the Audit Committee of the Company on November 4, 1998.

To Offer:

A.	Izhak Gross – 150,000 option grants (non-tradable) for no consideration, exercisable into 150,000 ordinary shares (tradable) of the Company at an exercise price of $3.5 for each option grant.

B.	Rachel Ben Noon – 90,000 option grants (non-tradable) with no compensation, exercisable into 90,000 ordinary shares (tradable) of the Company at an exercise price of $3.5 for each option grant.

The option grants shall be exercisable into shares in the event that at least one of the following two conditions is met:

a.	Upon the conclusion of four consecutive calendar quarters, each of which was concluded with the Company having a net operating income and an aggregate income of at least $2,000,000.

b.	At the end of 75 consecutive days in which the average closing price of the shares on Nasdaq is greater than $7.00 per share, and the average daily trading volume is greater than $100,000 per day (in financial terms).

Option grants not exercised will terminate on the earlier of June 30, 2001, or on the day any of the optionees terminate their employment as an officer or an office holder in the Company or on the Company’s behalf in a subsidiary.

BY: /S/ SHIMON KLIER —————————————— Shimon Klier	BY: /S/ IZHAK GROSS —————————————— Izhak Gross	BY: /S/ YAIR DAR —————————————— Yair Dar